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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE THOMSON CORPORATION
(Name of Issuer)
Common Shares
(Title of Class of Securities)
884903 10 5
(CUSIP Number)
Deborah Alexander, Esq.
Executive Vice President
General Counsel and Secretary
The Bank of Nova Scotia
Scotia Plaza
44 King Street West
Toronto, ON M5H 1H1
+1 416 866 6967
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April  27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No.	884903 10 5	Page	2	of	12

1	NAMES OF REPORTING PERSONS: THE BANK OF NOVA SCOTIA

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*:

NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CANADA

	7	SOLE VOTING POWER:

NUMBER OF		10,025,982

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,025,982

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,025,982

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:

☑ The number of shares in row (11) excludes the 448,019,827 Common Shares owned by The Woodbridge Company Limited referred to in the Explanatory Note, with respect to which the Bank is disclaiming beneficial ownership as well as additional Common Shares held by the Trust Company.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK

CUSIP No.	884903 10 5	Page	3	of	12

1	NAMES OF REPORTING PERSONS: THE BANK OF NOVA SCOTIA TRUST COMPANY

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*:

NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CANADA

	7	SOLE VOTING POWER:

NUMBER OF		289,077

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		289,077

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

289,077

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:

☑ The number of shares in row (11) excludes the 448,019,827 Common Shares owned by The Woodbridge Company Limited referred to in the Explanatory Note, with respect to which the Trust Company is disclaiming beneficial ownership as well as additional Common Shares held by the Bank.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.045%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Explanatory Note
The Common Shares (the “Common Shares”) of The Thomson Corporation (the “Company”) that are the subject matter of this Schedule 13D include the 448,019,827 Common Shares that are the subject matter of a Schedule 13D (the “Woodbridge 13D”) filed today by The Woodbridge Company Limited (“Woodbridge”), which beneficially owns those 448,019,827 Common Shares. As previously disclosed, and as described in the Woodbridge 13D, Woodbridge, a private company, is the principal and controlling shareholder of the Company. Woodbridge is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled the Company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the “Trust Company”) is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge will continue to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained. This Schedule 13D is being filed as the estate arrangements have become operative. There has been no change in the Thomson family’s beneficial ownership of the Common Shares.
The filing of this Schedule 13D by the Trust Company and The Bank of Nova Scotia (the “Bank”) should not be construed as an admission that either the Trust Company or the Bank is, for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of the 448,019,827 Common Shares included in this Schedule 13D.
The Trust Company became Trustee in the ordinary course of its corporate trust business and not with any purpose or effect of changing control of the Company. As non-U.S. financial institutions, however, the Bank and the Trust Company do not qualify under the SEC’s rules to make this filing on the short-form Schedule 13G, as a similarly situated U.S. institution would have done, and so the filing is being made on Schedule 13D.
ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Common Shares of the Company. The principal executive offices of the Company are located at Metro Center, One Station Place, Stamford, Connecticut 06902.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the Bank and the Bank’s subsidiary, the Trust Company, 44 King Street West Toronto, ON M5H 1H1. The Bank and the Trust Company are filing this Schedule 13D because the Trust Company is trustee of a trust which forms part of the estate arrangements of Kenneth R. Thomson.

For further explanation of the background of the arrangements relating to Woodbridge’s ownership of the Common Shares, see the “Explanatory Note” above.

The following table sets forth certain information as to the executive officers and directors of the Bank and the Trust Company.

Present Position with the
Name	Bank or the Trust Company	Citizenship
Bank Directors
Ronald A. Brenneman	Director	Canada
C.J. Chen	Director	Singapore
N. Ashleigh Everett	Director	Canada
John C. Kerr	Director	Canada
Michael J.L. Kirby	Director	Canada
Laurent Lemaire	Director	Canada
John T. Mayberry	Director	Canada
Barbara J. McDougall	Director	Canada
Elizabeth Parr-Johnston	Director	Canada
Alexis E. Rovzar de la Torre	Director	Mexico
Arthur R.A. Scace	Chairman, Director	Canada
Gerald W. Schwartz	Director	Canada
Allan C. Shaw	Director	Canada
Paul D. Sobey	Director	Canada
Barbara S. Thomas	Director	United States

Bank Officers
Richard Waugh	President, CEO, Director
Sarabjit S. Marwah	Vice-Chair, CAO	Canada
Robert L. Brooks	Vice-Chair, Group Treasurer	Canada, Ireland
Deborah M. Alexander	EVP, General Counsel & Secretary	Canada
Peter C. Cardinal	EVP, Latin America	Canada
Alberta G. Cefis	EVP & Group Head, Global Transaction Banking	Canada
Robert H. Pitfield	EVP, International Banking	Canada
Sylvia D. Chrominska	EVP, HR & Public, Corporate & Government Affairs	Canada
Brian J. Porter	EVP & Chief Risk Officer	Canada
Kim McKenzie	EVP, Information Technology & Solutions	Canada

Present Position with the
Name	Bank or the Trust Company	Citizenship
Dieter W. Jentsch	EVP, Domestic Commercial Banking	Canada
Wendy Hannam	EVP, Domestic Personal Banking & Distribution	Canada
Tim P. Hayward	EVP & CAO, International Banking	Canada
Barbara Mason	EVP, Wealth Management	Canada
Chris Hodgson	EVP, Head of Domestic Personal Banking	Canada
Luc Vanneste	EVP & CFO	Canada
S. Jane Rowe	EVP, Domestic Personal Lending & Insurance	Canada

TRUST COMPANY
John Douglas Thompson	Director	Canada
Pierre Jean Jeannoit	Director	Canada
J. Guy Bisaillon	Director	Canada
James I. McPhedran	Director, President & CEO	Canada
Robert Leslie Brooks	Director, Chairman	Canada, Ireland
Stephen M. Morson	Director	Canada
Sean David McGuckin	Director	Canada
Peter Wilson	Compliance Officer	Canada
Camilla A. Mackenzie	Secretary	Canada
Anne Marie O’Donovan	Chief Internal Auditor	Canada
Norman Graham	SVP, Securities Operations	Canada
John Pick	Treasurer & CFO	Canada
The business address for the Executive Officers of the Bank and the Trust Company is: 44 King St. West, Toronto, Ontario, Canada M5H 1H1.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 2 and the “Explanatory Note” above.

ITEM 4.	PURPOSE OF TRANSACTION.

See Item 2 and the “Explanatory Note” above.

Neither the Bank nor the Trust Company has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated above.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
(a)-(b)	The ownership percentages set forth herein are based on the 639,679,563 Common Shares outstanding as of April 25, 2007, as indicated in the Company’s Management’s Discussion and Analysis filed as Exhibit 99.1 to Form 6-K filed by the Company on April 30, 2007 regarding the Company’s first quarter 2007 results. As described in the “Explanatory Note” above, the Bank and the Trust Company disclaim beneficial ownership of the 448,019,827 Common Shares beneficially owned by Woodbridge, which represent approximately 70% of the outstanding Common Shares as of that date. However, as described under Item 2 and in the “Explanatory Note” above, the Trust Company is the trustee of a trust that forms part of the estate arrangements of Kenneth R. Thomson and on that basis the Bank and the Trust Company may be said to have shared voting and dispositive power with Woodbridge with respect to such Common Shares for purposes of Section 13(d) of the Exchange Act and this Schedule 13D.

In addition, the Trust Company, in its capacity as trustee or fiduciary account manager, may from time to time exercise voting power or investment power with respect to 289,077 Common Shares (0.045%) held for unrelated persons. The Bank and the Trust Company also disclaim beneficial ownership with respect to such Common Shares.

In addition, the Bank holds 10,024,982 (1.57%) of the Common Shares as a hedge for total return swaps, entered into in the ordinary course of its Global Capital Markets activities. The Bank’s indirect, wholly-owned subsidiary Scotia Capital Inc, a Canadian registered broker/dealer,also holds 1,000 (0.00016%) of the Common Shares which were acquired on a proprietary basis in the ordinary course of Scotia Capital Inc.’s trading activities.

Directors and Executive Officers of the Bank and the Trust Company hold an aggregate of 9,188 or 0.0014% of the Common Shares.

To the knowledge of the Bank and the Trust Company, neither the Bank nor the Trust Company, nor any executive officer or director of the Bank or the Trust Company, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the knowledge of the Bank and the Trust Company, neither the Bank nor the Trust Company, nor any executive officer or director of the Bank or the Trust Company, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.

(c)	The Bank and the Trust Company and their respective subsidiaries have not effected any transactions in the Common Shares during the past 60 days except for the purchases and sales set forth in the attached Exhibit 2. All of such purchases were effected by the Bank’s dealer subsidiary in the normal course of its trading business or by the Trust Company in the normal course of adjusting estate and trust portfolios, on the Toronto Stock Exchange/New York Stock Exchange.

The Directors and Executive Officers of the Bank and the Trust Company have not effected any transactions in the past 60 days other than the purchases (and sales) in the attached Exhibit 3, which were conducted for investment purposes using funds from other investments.

(d)	Except as indicated in Item 2, no person is known to the Bank or the Trust Company to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(e)	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	EXHIBITS
(1)	Joint filing agreement between the Bank and the Trust Company.

(2)	Trading by the Bank and the Trust Company in the last 60 days.

(3)	Trading by the directors and executive officers of the Bank and the Trust Company in the last 60 days.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  April 30, 2007

THE BANK OF NOVA SCOTIA TRUST COMPANY
By:
Name:
Title:

THE BANK OF NOVA SCOTIA
By:
Name:
Title:

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated:  April 27, 2007

THE BANK OF NOVA SCOTIA
By:	/s/ Deborah Alexander
	Name:	Deborah Alexander
	Title:	Executive Vice President, General Counsel and Secretary

THE BANK OF NOVA SCOTIA TRUST COMPANY
By:
Name:
Title:

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated:  April 27, 2007

THE BANK OF NOVA SCOTIA
By:
Name:
Title:

THE BANK OF NOVA SCOTIA TRUST COMPANY
By:	/s/ Gerald W. Owen
	Name:	Gerald W. Owen
	Title:	Managing Director Estates and Trusts